UNITED STATES ANTIMONY CORPORATION POST OFFICE BOX 643 THOMPSON FALLS, MONTANA 59873-0643 406-827-3523 406-827-3543 FAX tfl3543@blackfoot.net E-MAIL

February 19, 2013

Securities and Exchange Commission
Washington, D.C., 20549

Re:	United States Antimony Corporation
Form 10-K for Fiscal Year Ended
December 31, 2011 Filed March 14, 2012 File No. 001-08675

Dear Sirs:

Set forth below is our response to your comment letter of February 1, 2013, requesting that we amend our 2011 10K filing, or, if appropriate, provide additional information per our 2011 10K filing.

Response to Item 4, Mine Safety Disclosures, page 20
 We will attach required information in a table format as Exhibit 95 to our amended 2011 10-K.

Response to Item 7BCritical Accounting Estimates, page 25
We will include the following disclosure regarding critical accounting estimates in our amended 2011 10-K filing.

Item 7B.   Critical Accounting Estimates
We have, besides our estimates of the amount of depreciation on our assets, two critical accounting estimates.

●
  The value of our unprocessed purchased ore in our inventory is based on assays taken at the time the ore is delivered, and may vary when the ore is processed and final settlement is made.  We assay purchased ore to estimate the amount of antimony contained per metric ton, and then make an advance payment based on the Rotterdam price of antimony and the % of antimony contained.  Our payment scale incorporates a penalty for ore with a low percentage of antimony.  After processing the ore and determining a final recovery of the amount of antimony metal in a lot of purchased ore, a final settlement is made, and any underpayment or overpayment is accounted for.  It is reasonably likely that the initial assay used for advance payment will differ from the amount of metal recovered from a given lot.  If the initial assay of a lot of ore on hand at the end of a reporting period were different, it would cause a change in our reported inventory and accounts payable amounts, but would not change our reported cost of goods sold or net income amounts.  At December 31, 2011, if we had overestimated the per cent of antimony in our total inventory of purchased ore by 2.5%, (a 10% correction to the amount of antimony metal contained if we estimated 25.0% antimony per metric ton), the amount of our inventory and accounts payable would be smaller by approximately $64,000.  Our net income would not be affected.  The amount of the accounting estimate is in a constant state of change because the amount of purchased ore and the per cent of metal contained are constantly changing.  Due to the amount of ore on hand at the end of a reporting period as compared to the amount of total assets, liabilities, equity, and the ore processed during a reporting period, any change in the amount of estimated metal contained would likely not result in a material change to our financial condition.

●
The asset recovery obligation and asset on our balance sheet is base on an estimate of the future cost to recover and remediate our properties as required by our permits upon cessation of our operations, and may differ when we cease operations.  As of December 31, 2011, we made an estimate that the cost of the machine and man hours probable to be needed to put our properties in the condition required by our permits once we cease operations would be $134,000.  For purposes of the estimate, we used a probable life of 20 years and costs that, initially, are comparable to rates that we would incur at the present.  We are adding to (an accretion of 6%) the liability each year by $8,040, and amortizing the asset over 20 years ($6,700 annually), which decreases our net income in total each year by $11,740.  We will make periodic reviews of the remaining life of the mine and other operations, and the estimated remediation costs upon closure, and adjust our account balances accordingly.  At this time, we think that an adjustment in our asset recovery obligation in future periods would not have a material impact in the year of adjustment, but would change the amount of the annual accretion and amortization costs charged to our expenses by an undetermined amount.

Response to Item 9A Controls and Procedures, page 25
We will add disclosure to our 2011 amended 10-K so that it reads as follows:

Changes in internal control over financial reporting

During the quarter ended December 31, 2011, we hired a Certified Public Accountant to be the Chief Financial Officer.  As Chief Financial Officer, he will oversee the preparation of our quarterly and annual financial statements and SEC filings.  He will assist the Controller in application of generally accepted accounting principles as necessary, will assess and implement internal controls, and will work on special projects as directed by the Board of Directors and management.

There were no other significant change to internal controls for the quarter or year ended December 31, 2011.

Response to Item 11 Executive Compensation, page 31
No.4
We will add the following disclosure to our 2011 amended 10-K:

For the year ended December 31, 2011, The Chief Executive Officer (CEO) received an increase in base compensation of $24,000 annually.  The Board of Directors determined that the CEO’s compensation for the prior year ended December 31, 2010, was substantially less than that of Chief Executive Officers for similar companies, and that a raise was appropriate to compensate the CEO for management of a Company with the complexities of United States Antimony Corporation.

No. 5
We will amend our disclosure to our 2011 10-K as follows:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Options/Awards (2)	Securities underlying LTIP SARS	All Other Payouts	All Other Compensation
John C. Lawrence,	2011	$126,000	N/A	$5,538	$40,001	None	None	None
President and Chief	2010	$102,500		$5,538	$13,520
Executive Officer	2009	$100,000		$5,538	$6,500

Russell Lawrence,	2011	$85,000	N/A		$40,00	None	None	None
Vice President	2010	$85,000			$13,52
for Latin America	2009	$85,000			$6,500

(1)	Represents earned but unused vacation.

(2)	These figures represent the fair values, as of the date of issuance, of the annual director's fees paid in the form of shares of USAC's common stock.

Compensation for all executive officers, except for the President/CEO position, is recommended to the compensation committee of the Board of Directors by the President/CEO.  The compensation committee makes the recommendation for the compensation of the President/CEO.  The compensation committee has identified a peer group of mining companies to aid in reviewing the President’s compensation recommendations for executives, and for reviewing the compensation of the President/CEO.  The full Board approves the compensation amounts recommended by the compensation committee. Currently, the executive managements’ compensation only includes base salary and health insurance.  The Company does not have annual performance based salary increases, long term performance based cash incentives, deferred compensation, retirement benefits, or disability benefits.

For 2011, the compensation committee reviewed the President’s salary, and determined that in comparison to other chief executives in the same industry and similar size companies, he was not adequately compensated.  It was determined by the compensation committee to raise the President’s base salary to $126,000 annually.

Two executive officers, the President/CEO and the Vice-President for the Latin American Operations, received restricted stock awards for their services as Board members.

See amended disclosure in table above; sentence with “no executive officer received stock awards for their services as a company officer/executive for the years 2009 thru 2011” will be deleted

Response to Summary Compensation Table, page 31
No. 6
See amended disclosure in table above; neither Russell Lawrence nor John Gustaven received compensation in excess of $100,000 in any year, and are therefore not included in the summary compensation table, except that Russell Lawrence is included as having received stock as compensation for services as a member of the Board of Directors.

Response - Security Ownership of Certain Beneficial Owners and Management, page 31
No. 7
We will add a column to the table of beneficial stock ownership to disclose percent of ownership all voting shares.  In addition, since there are no Series A Preferred Shares outstanding, the reference to them has been removed.

Response – Signatures
NO. 8
We will revise our 10-K filing to include the signature of our Controller, and will amend the 10-KA and the 10Q/A’s to provide an appropriate signature and dates.

Response – Certifications
No. 9
We will file updated section 302 and 906 certifications to our amended 2011 10-K with current dates.

Response - Item 2 Management’s Discussion and Analysis or Plan of Operations, Page 11
NO. 10
We will delete the non-GAAP measure EBITDA per/lb of Metal.

Following is an amended calculation of EBITDA by operating division, as an example of amendments that will be made to the forms 10Q for June 30 and September 30, 2012:

Results of Operations by Division

Antimony - Combined USA	3rd Qtr	3rd Qtr	Nine Months	Nine Months
and Mexico	2012	2011	2012	2011
Lbs of Antimony Metal USA	314,053	385,279	1,020,085	1,037,237
Lbs of Antimony Metal Mexico:	57,545	45,918	233,163	166,789
Total Lbs of Antimony Metal Sold	371,598	431,197	1,253,248	1,204,026
Sales Price/Lb Metal	$5.31	$6.15	$5.33	$6.09
Net income (loss)/Lb Metal	$(0.42)	$1.43	$(0.39)	$0.64

Gross antimony revenue - net of discount	$1,974,535	$2,649,889	$6,678,725	$7,337,484
Precious metals revenue	144,082	142,421	525,707	480,003
Production costs - USA	(1,173,827)	(1,639,741)	(4,200,298)	(5,128,984)
Product cost - Mexico	(268,735)	(214,437)	(1,088,871)	(778,905)
Direct sales and freight	(63,225)	(87,500)	(277,204)	(200,612)
General and administrative - operating	(246,148)	(56,487)	(702,626)	(171,702)
Mexico non-production costs	(135,049)	(9,651)	(316,346)	(128,444)
General and administrative - non-operating	(313,378)	(115,932)	(913,350)	(484,790)
Net interest	627	(2,321)	4,175	122
EBITDA	(81,118)	666,241	(290,088)	924,172
Depreciation & amortization	(75,574)	(51,746)	(198,050)	(148,612)
Net income (Loss) - antimony	$(156,692)	$614,495	$(488,138)	$775,560

Zeolite
Tons sold	2,260	2,819	8,960	8,662
Sales Price/Ton	$237.39	$191.45	$223.50	$166.77
Net income (Loss)/Ton	$(8.16)	$33.20	$14.09	$10.24

Gross zeolite revenue	$536,506	$539,698	$2,002,546	$1,444,552
Production costs	(402,165)	(262,645)	(1,380,675)	(835,758)
Direct sales and freight	(39,659)	(42,610)	(129,378)	(129,691)
Royalties	(47,945)	(24,266)	(176,992)	(121,317)
General and administrative	(10,093)	(62,982)	(31,908)	(119,800)
EBITDA	36,644	147,195	283,593	237,986
Depreciation	(55,077)	(53,617)	(157,355)	(149,254)
Net income (Loss) - zeolite	$(18,433)	$93,578	$126,238	$88,732

Company-wide
Gross revenue	$2,655,123	$3,332,008	$9,206,978	$9,262,039
Production costs	(1,844,727)	(2,116,823)	(6,669,844)	(6,743,647)
Other operating costs	(542,119)	(283,496)	(1,634,454)	(871,566)
General and administrative - non-operating	(313,378)	(115,932)	(913,350)	(484,790)
Net interest	627	(2,321)	4,175	122
EBITDA	(44,474)	813,436	(6,495)	1,162,158
Income tax benefit (expense)			74,311	(24,426)
Depreciation & amortization	(130,651)	(105,363)	(355,405)	(297,866)
Net income (Loss)	$(175,125)	$708,073	$(287,589)	$839,866

Response to No. 11
We will amend all three quarters to include this proposed type of disclosure, as if it was made to the June 30, 2012, form 10Q:

ITEM 2.                      Management’s Discussion and Analysis of Results of Operations and FinancialCondition, continued
The pounds of antimony produced and sold was up 70,000 lbs ($452,000) from the same quarter in the prior year, but the sales price per pound was down $1.10 ($352,000) from the same prior year quarter.  The cost of production in the USA was down by $275,000 and $361,000 for the quarter and six months ended June 30, 2012, respectively, due to the decrease in the cost of antimony metal, but the cost of product from Mexico was up $190,000 and $435,000 for the quarter and six months ended June 30, 2012, respectively, due to the increase in the amount of product received from Mexico. The non-production costs in Mexico were up $125,000 and $68,000 for the quarter and six months ending June 30, 2012, compared to the same periods for 2011, primarily due to the inefficiencies of starting a major production facility.  A temporary decrease in the delivery of raw materials from a major supplier in June resulted in decreased results for the quarter, but the deliveries have resumed and are on schedule. The pounds of product (raw material) from Mexico increased by 40,000 and 93,000 lbs for the quarter and the six months, respectively, and we should see additional increases in the upcoming quarters.  Costs incurred in getting the Mexico plants in operation were substantial in 2012, and will continue during the remainder of the year as production is being ramped up.  Conversely, we will have more antimony products from Mexico to sell, and the cost of raw material per pound of antimony produced will decrease as we are able to work more raw materials from Mexico into our production.  In addition, we expect to have increased revenue from precious metals as we process more of the raw materials supplied by our Mexico division.  We contracted in July, 2012, to install a natural gas pipeline for our Mexico smelter operation that we expect to cost $1MM.  Our fuel costs are our second largest expense after raw material in Mexico, and we are expecting the switch from propane to natural gas to decrease our Mexico fuel costs by 75% when the pipeline is complete.  The pipeline should be completed in approximately nine to twelve months.

Our zeolite sales increased by $297,000 and $604,000 for the quarter and six months ended June 30, 2012,  over the comparable periods for 2011, and the average sales price per ton increased by $86 and $70 per ton for the quarter and six months ended June 30, 2012, when compared to same periods of the prior year.  This was due to an increase in the tons of zeolite sold of 118 and 874 tons for the quarter and six months ended, and an increase in the sales price due to an additive for a customer.  The additive also was a primary cost in the increase in our cost of production for zeolite, along with the increase in the amount of product sold.  We expect higher sales prices and production costs to continue through the remainder of the year.

Our general and administrative costs were up $85,000 and $93,000 for the quarter and six months ended June 30, 2012, in comparison to the same periods from 2011.  Management is aggressively seeking ways to bring this cost down.

Financial Condition and Liquidity

Our net working capital increased by $3,267,000 from December 31, 2011.  This was primarily due to a $582,000 increase in cash from operations, and $4,711,000 cash from the sale of stock, versus $1,163,000 net cash from the sale of stock for the same period in 2011.  The increase in cash from operating activities was largely due to a decrease in accounts receivable of $835,000, versus an increase of $349,000 for the same period in 2011.  We spent $1,370,000 and $1,038,000 cash during the six months ended June 30, 2012 and 2011, respectively, to purchase property plant and equipment, primarily in Mexico.  Other decreases to cash were for payments of accounts payable, checks issued but not cleared at end of year, and payments on long term debt.  We issued $358,800 stock to Directors for payment of the obligations to related parties accrued at December 31, 2011.  We have estimated commitments for construction and improvements, including $1MM for the natural gas pipeline, of approximately $2MM over the next twelve months.  We believe that with $3,444,000 of cash on hand, along with future cash flow from operations, we have adequate liquid assets to meet these commitments and service our debt.  We have lines of credit of $202,000 which have not been drawn on at June 30, 2012.

Response to No. 12
No. 12
We will file updated section 302 and 906 certifications to our amended Forms 10-Q for the fiscal periods ended March 31, 2012, June 30, 2012, and September 30, 2012,  with current dates.

Response to No. 13
No. 13
Definitive Proxy Statement on Schedule 14A filed October 25, 2012

Election of Directors, page 5

We confirm that in future filings, we will provide the information required by 407(h) of Regulation S-K, as follows:

Board of Director Leadership Structure and Role in Risk Oversight

Mr. Lawrence currently serves as both Chief Executive Officer and Chairman of the Board. Although we believe that this board leadership structure is used by other smaller reporting companies in the United States and remains effective for the Company, the board intends to appoint an independent lead director, who will be elected by and from the independent board members, with clearly delineated duties including the following:

●	preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;

●	serve as liaison between the chairman and the independent directors;

●	approves information sent to the board and meeting agendas for the board;

●	approves meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

●	has authority to call meetings of the independent directors; and

●	if requested by major shareholders, ensures that he is available for consultation and direct communication.

As a minerals exploration and production enterprise, the risks facing the Company change rapidly and must receive the attention of all board members and committees as well as management. For example, the board as a whole must review enterprise risk in the decisions on strategies, budgets and financial activities, as well as safety issues. In addition, the full board monitors general business risks such as economic, regulatory and permitting. The Audit Committee has an essential role in reviewing specific financial and operational risks and management issues as well as oversight over internal controls. The Compensation Committee must actively assess the risks associated with executive and employee compensation policies, plans and practices.

Within the Company, the entire executive management team shares in the responsibility of risk assessment and management. In that role, each member of the management team has direct access to the board or to specific board committees to ensure a full and complete communication of risk issues. For example, the Audit Committee routinely meets directly and confidentially with the Chief Financial Officer.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings of forms 10K and 10Q.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the filing of our forms 10K and 10Q.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel L. Parks
Chief Financial Officer